BLUESCOPE STEEL

BlueScope Steel Limited
ABN 16 000 011 058
Level 11, 120 Collins Street
Melbourne VIC 3000 Australia
PO Box 18207
Collins Street East
Melbourne VIC 8003
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4111
www.bluescopesteel.com


07022160

15 March 2007

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington DC 20549
USA


SEC MAIL PROCESSING
RECEIVED
MAR 1 9 2007
WASH. D.C.
185
SECTION

Ladies and Gentlemen

Re: BlueScope Steel Limited
Rule 12g3-2(b) Exemption (File No. 82-34676) SUPPL

The enclosed information is being furnished by BlueScope Steel Limited ("BlueScope Steel") under paragraph (b)(1)(i) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). BlueScope Steel's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the enclosed documents (also listed in Attachment A) are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that BlueScope Steel is subject to the Exchange Act.

Yours faithfully

PROCESSED
APR 1 1 2007
THOMSON
FINANCIAL

JUDITH O'SULLIVAN
Assistant Company Secretary

Encl

Attachment A

Lodgement Date	Name of Document
08/03/2007	Appendix 3B – New issue announcement, application for quotation of additional securities and agreement
09/03/2007	Goldman Sachs JBWere – Australasian Forum 2007 – New York Presentation

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BLUESCOPE STEEL LIMITED

ABN

16 000 011 058

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	318 fully paid ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued pursuant to the General Employee Share Plan 2007.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	Shares issued at $9.42. Participating employees contribute up to AUD500, and for every share purchased by employees, the company contributes a further two shares at no additional cost to the employee, up to a maximum total value of AUD1500.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	318 shares issued pursuant to the General Employee Share Plan 2007.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7 March 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
727,981,404	ORD

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Nil	Nil

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary securities.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 7/3/07
Company Secretary

Print name: Judith O'Sullivan

== == == == ==

+ See chapter 19 for defined terms.


BLUESCOPE
STEEL

Goldman Sachs JBWere Australasian Forum 2007 - New York

Kirby Adams
Managing Director and Chief Executive Officer

7-9 March 2007

ASX Code: BSL

Important notice

THIS PRESENTATION IS NOT AND DOES NOT FORM PART OF ANY OFFER, INVITATION OR RECOMMENDATION IN RESPECT OF SECURITIES. ANY DECISION TO BUY OR SELL BLUESCOPE STEEL LIMITED SECURITIES OR OTHER PRODUCTS SHOULD BE MADE ONLY AFTER SEEKING APPROPRIATE FINANCIAL ADVICE. RELIANCE SHOULD NOT BE PLACED ON INFORMATION OR OPINIONS CONTAINED IN THIS PRESENTATION AND, SUBJECT ONLY TO ANY LEGAL OBLIGATION TO DO SO, BLUESCOPE STEEL DOES NOT ACCEPT ANY OBLIGATION TO CORRECT OR UPDATE THEM. THIS PRESENTATION DOES NOT TAKE INTO CONSIDERATION THE INVESTMENT OBJECTIVES, FINANCIAL SITUATION OR PARTICULAR NEEDS OF ANY PARTICULAR INVESTOR.

TO THE FULLEST EXTENT PERMITTED BY LAW, BLUESCOPE STEEL AND ITS AFFILIATES AND THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS, ACCEPT NO RESPONSIBILITY FOR ANY INFORMATION PROVIDED IN THIS PRESENTATION, INCLUDING ANY FORWARD LOOKING INFORMATION, AND DISCLAIM ANY LIABILITY WHATSOEVER (INCLUDING FOR NEGLIGENCE) FOR ANY LOSS HOWSOEVER ARISING FROM ANY USE OF THIS PRESENTATION OR RELIANCE ON ANYTHING CONTAINED IN OR OMITTED FROM IT OR OTHERWISE ARISING IN CONNECTION WITH THIS.







Introduction and Headlines


BUTLER

BlueScope Steel Overview

- Global flat steel product solutions company – spun out of BHP July 2002
- EV at listing approximately A$3.0B - today A$9.0B
- Unique production footprint and building products franchise in
  - Australia / New Zealand
  - China, SE Asia and India
  - North America
- Leading regional positions in
  - Metallic coating and painting of steel coil
  - Rollformed steel building products – roofing, walling, purlins and decking
  - Pre-engineered steel buildings
- Financial metrics (1H FY2007)
  - Revenue A$4.5B (A$4.9B inclusive of USA JV)
  - EBIT A$635M
  - ROE 24%
  - Gearing (net debt) 35.6%
- Cash from operations – strong - $752M in 6 months. EBITDA A$794M
- Focus on rewarding shareholders as we grow – 78% NPAT over 4.5 years
- Strategy – midstream and downstream growth to create a more diversified and stable revenue / earnings profile
- Core Value is Care – for employees, communities, customers and shareholders

Zero harm is our goal for our team and communities



Lost Time Injury Frequency Rate
Lost time injuries per million man-hours worked
18
16
14
12
10
8
6
4
2
0
16
14
8.0
4.8
3.4
4.1
3.4
2.8
1.8
1.5
0.9
0.8
0.4
Reported performance for IISI member companies (employee only)
NSW Manufacturing 27.9 in 2005
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
1H 2007

Includes Contractor performance from 1996
Includes Butler performance from May 2004



Medically Treated Injury Frequency Rate
Medically treated injuries per million man-hours worked
70
60
50
40
30
20
10
0
60
52
47
29
22
22
17
12
9.3
8.2
9.3
6.5
6.8
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
1H 2007

Includes Contractor performance from 2004
Includes Butler performance from May 2004

18,269 Employees, 98 manufacturing sites, 17 countries

Continuing to reward our shareholders as we grow

- **Share Buybacks – Public listing to 31 December 2006**
  - Purchased and cancelled 116m shares
    - on market – 90m shares
    - off market – 26m shares
  - Average price paid $6.10 per share
- **Shares on issue**
  - As at 31 December 2006 726.6 million
- **Dividend reinvestment scheme**
  - Effective from and including final FY2006 ordinary dividend

Total return to shareholders since BSL's public listing (July 2002):

Share buybacks	$ 707m	26%
Dividends paid	$ 1,277m	52% (dividends paid + interim dividend)
Interim dividend (to be paid 02Apr07)	$ 153m	
	$ 2,137m	78%

$2.89 per share or 78% payout ratio (NPAT)

- **Dividends – All fully franked (ordinary / special)**



50
45
40
35
30
25
20
15
10
5
0
22 / 7¢
13
9
7
30 / 10¢
18
12
10
42 / 20¢
24
18
20
44 / 0¢
24
20
21
FY2003
FY2004
FY2005
FY2006
FY2007
Interim
Final
Special

Group financial headlines 1H FY2007 vs. 1H FY2006

Across the board improvements

	Six months ended 31 December		Variance
	2007	2006	%
Revenue	A$4,528M	A$3,892M	Up 16% (record half year)
External despatches	3.7M tonnes	3.5M tonnes	Up 6% (record)
EBITDA	A$794M	A$593M	Up 34%
EBIT	A$635M	A$449M	Up 41%
NPAT	A$388M	A$312M	Up 24%
EPS			
- Reported	54.7¢	44.0¢	Up 24%
After Tax Return on Invested Capital	17.0%	14.6%	Up 16%
Return on Equity	24.0%	18.9%	Up 27%
Net Operating Cashflow			
- From operating activities	A$697M	A$349M	Up 100%
- After capex / investments	A$133M	A$(156)M	Up 185%
Dividend			
- Interim ordinary (fully franked)	21 cps	20cps	Up 5%
Gearing (net debt)	35.6%	33.2%	Down from 38% (June 06)

Record sales volumes, driven by strong demand for BlueScope's products



1H FY2005
Exports
23%
8%
4%
16%
11%
11%
5%
45%
External Despatches
3,457MT



1H FY2006
Exports
38%
21%
16%
3%
14%
8%
4%
34%
3,544MT



1H FY2007
Exports
31%
15%
15%
Exports - Americas
North America
7%
Exports Europe/Med/ME/India
9%
Exports - Asia
Australia
Asia
NZ
11%
4%
39%
3,741MT
Record Half

Key

- Exports - Americas
- Exports - Asia
- Exports – Europe/Med/Middle East/India

Domestic sales (produced and sold within country)

- NA (NSBSS + C&BPNA)
- Australia
- New Zealand/Pacific
- Asia

EBIT variance 1H FY2006 to 1H FY2007 by item



Recovery from Western Port fire and increased Asian despatches
Smorgon dividend 9
Lower redundancy 8
Prior period rebates 4
General employee share plan costs 12
Asset sales 5
Higher export slab and HRC prices
EBIT A$ Millions
850
750
650
550
450
350
250
$449m
$133m
$15m
$164m
$40m
$11m
($204m)
($11m)
$38m
$635m
Iron Ore (4)
Coal (6)
Opening Inventory (71) *
Scrap (12)
Coating Metals (112)
Ext Steel Feed 1
HY December 05
Export Prices
Domestic Prices
Volume / Mix
North Star Spread
Conversion & Other Costs
Raw Material Costs
Exchange Rates
Other
HY December 06

Note:

(*) In late FY2005, BlueScope purchased 300 – 400kt of lower priced iron ore, noting iron ore fines increased by approximately 71.5% from 1 July 2006. An equivalent arrangement was not available at the end of FY2006.

Cashflow – a real strength and point of differentiation

A$M	FY2003		First Half FY2006	First Half FY2007	
	First full year of operations after listing				
Source					Strong operations performance
Cashflow from operations	795		563	752	Working capital improvement initiatives pay off
Working capital movement	(31)		(214)	(55)	
Net cash from operations	**764**		**349**	**697**	
Application					Greenfield capex program slowing
Capital Expenditure	(165)		(365)	(245)	
Smorgon Steel shareholding (19.9%)	-		-	(319)	
Statutory (tax)	(29)	Includes special dividend	(239)	(126)	
Returned to shareholders	(101)		(390)	(169)	$168M underwritten DRP and debt reduction / other ($21M)
Net Funding	(468)		638	147	
	(763)		**(356)**	**(712)**	
Closing cash increase / (decrease)	1		(7)	(15)	

Balance sheet – working capital reductions and lower gearing improve financial flexibility

A$ Millions	As at 30 June 2006	As at 31 December 2006
Assets		
Cash	62	58
Receivables	1,344	1,181
Inventory	1,329	1,410
Other Assets	783	1,180(1)
Net Fixed Assets	3,743	3,736
Total Assets	**7,261**	**7,565**
Liabilities		
Creditors	959	838
Interest Bearing Liabilities	1,952	1,983
Provisions & other Liabilities	1,265	1,253
Total Liabilities	**4,176**	**4,074**
Net Assets	**3,085**	**3,491**

- **Net Debt / (Net Debt + Equity)** **38.0%** **35.6%**

Total revenue up 9% BUT receivables down 12%

Debt flat even with Smorgon 19.9% ($319M)

2.4 percentage point improvement in 6 months

(1) Includes BlueScope's 19.9% shareholding in Smorgon Steel


Reporting Segment
Performance


Reporting business segments
Corporate / Group
Australia
New Zealand
Asia
North America
Hot Rolled Products Australia
Coated & Building Products Australia
New Zealand & Pacific Islands Products
Coated & Building Products Asia
Hot Rolled Products North America
Coated & Building Products North America
▪ Lowest quartile producer
▪ Leading supplier of flat steel in Australia
▪ Global scale
o Port Kembla Steelworks
▪ Largest supplier of metallic coated and painted steel in Australia
▪ Leading market shares in most key products
o Western Port
o Springhill
o Lysaght Australia
o Service Centres
▪ Only fully integrated flat steel maker in New Zealand
▪ Leading domestic market share of flat products
o Pacific Islands
o Glenbrook, NZ
▪ Pre-eminent seller of branded steel in Asia
▪ Lower cost "backward integration" growth strategy
o Indonesian, Malaysian, Thailand and Vietnamese operations
o China, including Butler
o Lysaght Asia
o India – Tata BlueScope JV
▪ 50:50 joint venture with Cargill Inc.
▪ Again voted no. 1 flat rolled steel supplier in North America (Jacobson Survey)
o Delta, Ohio
▪ Pre-eminent global designer / supplier Pre-engineered buildings
▪ No 2 position in North America and no. 1 in China
o Butler buildings
o Vistawall

All BlueScope business segments profitable and all growing revenue

EBIT variance 1H FY2006 to 1H FY2007 by reporting business segment

EBIT A$ Millions

700
650
600
550
500
450
400
350
300

$449m
$28m
$50m
($23m)
$29m
$45m
$35m
$13m
$9m
$635m

	HY December 05	Hot Rolled Products Australia	Coated & Bldg Products Aust	NZ & Pacific Islands Products	Coated & Bldg Products Asia	Hot Rolled Products Nth America	Coated & Bldg Products Nth America	Corporate & Group	Discontinued Businesses	HY December 06
EBIT Movements										
From 1H FY2006		$410M	$(30)M	$66M	$2M	$67M	$2M	$(61)M	$(6)M	
To 1H FY2007		$438M	$20M	$43M	$31M	$112M	$37M	$(48)M	$3M	
Due to:		• Higher export steel prices • Higher domestic volumes	• Higher sales vols • Higher zinc costs • Improved operations • Packaging loss	• Higher zinc costs • Higher R&M	• Higher sales volumes • Higher prices • Lower one-off costs	• Improved spread (North Star) • Higher slab & HRC prices for trading office sales	• Higher sales vols • Improved productivity • Increased market share	• SSX dividend • Lower employee share plan costs	• Taiwan closure	
1H FY2007 Sales Revenue		• $2,000M +10%	• $1,699M +19%	• $364M +1%	• $676M +46%	• $661M (inc. NSBSS) +29%	• $656M +8%	-	-	

Unique production footprint in the world's fastest growing regions



Pan Asia
24 Lysaght and
Butler PEB sites
India
Metal Coating 250kt
Painting 150kt
Thailand
Cold Rolling 350kt
Metal Coating 375kt
Painting 90kt
Malaysia
Metal Coating 150kt
Painting 60kt
Indonesia
Metal Coating 100kt
Painting 50kt
Australia
7 Service Centres
37 Lysaght Sites
7 Bluescope Water
Western Port
Hot Rolling 1.43mt
Cold Rolling 1.0mt
MC (3 lines) 830kt +
Painting (2 lines) 330kt +
China
MC 250kt
Painting 150kt
Vietnam
MC 125kt
Painting 50kt
Brisbane
Painting 90kt
Sydney
Paint Line (1 line) 120 kt
• Coated and Building Products
Butler / Vistawall
• North Star BluescopeJV
Hot Rolling 1.80mt (100%)
• Castrip JV with Nucor
Port Kembla / Illawarra
Raw Steel 5.2mt
Hot Rolling 2.8mt (inc HSM Exp)
Plate 360kt
Cold Rolling 930kt
Tinplate/Black plate 450k (1)
MC (3 lines) 750kt +
PL (2 lines) 207kt +
New Zealand / Pacific
Iron sand Mining
Raw Steel 625kt
Hot Rolling 750kt
Cold Rolling360kt
Metal Coating 230kt +
Painting 60kt
Hollow Sections 45kt
Pacific Roll forming sites 3

(1) Facility to close (expected April 2007)

BlueScope Steel China


1H FY2007
REVENUE: A$210M
EMPLOYEES: 1,926
INVESTED CAPITAL: A$433M
BlueScope Steel in China
1 Metal Coating/Paint Line facility
4 Lysaght manufacturing facilities
2 Butler PEB manufacturing facilities
60 Lysaght / CSC sales offices
24 Butler district offices / sales offices

BlueScope Steel North America



BlueScope Steel in North America

- ● 1 Regional Office
- ○ 4 BlueScope Steel Sales Offices
- ● North Star Bluescope – Delta OHIO
- 7 Butler Manufacturing Plants
- △ 12 Butler Sales / Engineering Offices
- 7 Vistawall Manufacturing / Fabrication Plants
- △ 12 Vistawall Sales Offices

<u>1H FY2007</u>

REVENUE: A$1,317M*

EBITDA: A$159M*

EMPLOYEES: 4,283*

INVESTED CAPITAL: A$485M*

(*INC NORTH STAR BLUESCOPE STEEL 50%)


Compound Annual Growth Rates
1400
1200
1000
800
600
400
200
1950
1960
1970


STRATEGY
+11%
+27%
+11%
Downstream
Midstream
Upstream

Global Steel Industry
BlueScope's Strategy




Industry Consolidation
100
80
60
40
20
0
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Arcelor + Mittal
Nippon Steel
POSCO
JFE
Corus + Tata
Baosteel
US Steel
Nucor
Thyssen Krupp
Evraz
Gerdau
Severstal
Wuhan
ChinaSteel
Maanshan
BlueScope
CSN
SSAB
Crude Steel Production (M tonnes)
Revenue (US$m)

World crude steel production - 1950 to 2006 – China driving growth but slowing



Compound Annual Growth Rates
6.0%
3.1%
0.3%
6.4%
Japan: 6.9%
World Excluding Japan: 1.8%
(1965-1980)
USSR: -4.1%
World Excluding USSR: 1.1%
(1980-1995)
China: 21.5%
World Excluding China: 2.1%
(1995-2006)
Million Tonnes
0
200
400
600
800
1000
1200
1400
1950
1960
1970
1980
1990
2000
2005

Source: IISI, BSL

Our strategy remains unchanged. Focused on growing more diversified and stable revenue / earnings profile

Revenue increased 1H 2006 vs. 1H 2007



+11%
+27%
+11%
Downstream
Midstream
Upstream

	GROWTH PROJECTS	
	Major projects completed to 31 December 2006	**To be completed 2H FY2007 – FY2009**
Downstream	**Asia** ▪ India - PEB and Lysaght facilities at Pune ▪ India – Lysaght facility at Chennai & New Delhi ▪ Thailand – PEB facility ▪ China – Guangzhou (PEB and Lysaght) – Lang Fang (Panels) **USA** ▪ Successful turnaround of Tennessee facility **Australia** ▪ A$320M Smorgon Steel shareholding (19.9%)	
Midstream	**Asia** ▪ Thailand – second metal coating line (MCL2) and ramp up in progress – ramp up CRC ▪ Vietnam – metal coating (MCL) and paint line (PL) and ramp up in progress ▪ China – MCL and PL and ramp up in progress	**Asia** ▪ India – new MCL & PL construction (CY2009) ▪ Indonesia – MCL2 & PL2 (project deferred) **Australia** ▪ Sydney Colorbond® plant start-up (around June 2007)
Upstream	**Australia** ▪ 400kt HSM expansion at PKSW [**New Zealand** ▪ Front end study] **USA** ▪ North Star BlueScope – new bag house installed	***Australia*** ▪ BF No 5 reline (expected March 2009)

Major project capital and investment spending profile

All in A$million	Total Est. Capex / Cost	Actual to 30/6/06	1H FY2007	2H FY2007	FY2008	FY2009
PROJECTS						
Projects completed						
Thailand – Coating expansion	80	80	-	-	-	-
Vietnam – Coating / Painting	136	136	-	-	-	-
China						
- Coating and Painting Facility	274	256	13	5	-	-
- Guangzhou Butler / Lysaght	33	31	2	-	-	-
India - Butler / Lysaght facilities	44	32	12	-	-	-
Australia						
Port Kembla (PKSW) - HSM expansion	100	98	2	-	-	-
- Sinter Plant Emissions	100	100	-	-	-	-
WA Service Centre	21	21	-	-	-	-
Projects to be completed / deferred						
India - Coating / Painting (50% interest)	133	-	5	20	62	46
Indonesia – Coating / Painting (deferred)	145	10	-	-	-	-
PKSW Blast Furnace No. 5 Reline	330	56	27	33	70	144
Western Sydney Colorbond®	150	95	29	24	2	-
INVESTMENTS						
Butler Manufacturing	277	277	-	-	-	-
Lysaght and water acquisitions	110	110	-	-	-	-
Total capital spending	**1,933**	**1,302**	**90**	**82**	**134**	**190**

Global group sales revenue mix – mid and downstream sales revenue growth powering ahead



1H FY2003
1H FY2005
1H FY2007
Downstream
Midstream
Upstream
A$315M
A$1,031M
A$960M
270.6%
15.3%
28.9%
A$1,166M
A$1,188M
A$1,238M
15.8%
19.0%
22.1%
A$1,350M
A$1,413M
A$1,511M
Discontinued/Other Businesses
A$262M
A$280M
A$234M
Total Sales Revenue
A$2,568M
A$3,872M
A$4,508M
+75.5%

Butler Buildings North America – Number 2 in PEBs

Manufacturing



Warehouse



Retail



Recreation



Showroom


HONDA.

Community



Global steel industry – our long term view has not changed



- China's steel capacity growth rate slowing
- Raw material, energy and internal transport costs reducing relative competitiveness
- Steel reform initiatives evident with more promised
- Underlying demand in China is strong
- Longer term - steel to progressively displace other building materials
- Steel export growth occurring



- Economic growth remains strong
  - Japan – record steel production likely in 2007 stoked by domestic demand
  - Russia – strong economy limits exports
  - USA – strong North American economy
    – World Trade case against China
  - Middle East and Europe – strong demand
- Continued production discipline
- India – growing steel requirements
- Increased alliance activity
- Increase in steel industry mining activity

Global steel industry consolidation accelerating

Global steel industry consolidation increases pace

Most companies shown announced intention to acquire or formed alliances
What will happen in Asia and when?



EU / Americas
EU / Asia
Asia
Australia, Asia, Americas
EU
Americas
120
100
80
60
40
20
0
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Arcelor + Mittal
Nippon Steel
POSCO
JFE
Corus + Tata
Baosteel
US Steel
Nucor
Thyssen Krupp
Evraz
Gerdau
Severstal
Wuhan
ChinaSteel
Maanshan
BlueScope
CSN
SSAB
Crude Steel Production (M tonnes)
Revenue (US$m)


In summary -
a very good 6 months

Questions and Answers



A VERY DIFFERENT KIND OF STEEL COMPANY
Profitable Through the Cycle
Dynamic Global Steel Market
Strong Board & Management Team
Value Added Branded Products
Growth Opportunities in Asia
Strong Operating Track Record
Strong and Flexible Capital Structure
Low Cost Producer
Consistently Strong Cash Flows
Geographic and Product Diversity


BLUESCOPE
STEEL

END

Goldman Sachs JBWere Australasian Forum 2007 - New York

Kirby Adams
Managing Director and Chief Executive Officer

7-9 March 2007

ASX Code: BSL